March 29, 2021

VIA EDGAR

Mr. Donald Field

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street N.E.

Washington, D.C. 20549

Re:	MDC Partners Inc.
Registration Statement on Form S-4
Filed February 8, 2021
File No. 333-252829

Dear Mr. Field:

On behalf of MDC Partners Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the Company’s registration statement on Form S-4 filed with the Commission on February 8, 2021 (the “Registration Statement”) contained in your letter dated March 10, 2021 (the “Comment Letter”), set forth below is the Company’s response to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein shall have the same meaning set forth in Amendment No. 1.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the Company’s response.

Structure Chart, page 26

1.	Please refer to the Combined Company structure chart on page 27. Please revise to add the relative voting power percentages post-combination between BSPI, the Public and Stagwell.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 27 of Amendment No. 1 with respect to the relative voting power percentages post-combination between the Public and Stagwell. The Company advises the Staff that the Combined Company Series 4 Shares and the Combined Company Series 8 Shares will not entitle BSPI to vote.

Treatment of Existing MDC Debt in the Proposed Transactions, page 29

2.	Please revise the third paragraph to disclose the aggregate amount of the Consent Solicitation Consideration.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 29 of Amendment No. 1, indicating that the aggregate amount of the Consent Solicitation Consideration will be $26,107,680.

Interests of MDC's Directors and Executive Officers in the Proposed Transactions, page 40

3.	Quantify the approximate amount of payments Stagwell may be entitled to receive under the Tax Receivables Agreement.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 40 of Amendment No. 1, indicating that, assuming (i) that all of the OpCo Units subject to the Tax Receivables Agreement are redeemed or exchanged immediately after the completion of the Proposed Transactions, (ii) no material changes in relevant tax law, and (iii) that the Combined Company earns sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Tax Receivables Agreement, based on the price of Combined Company Class A Common Shares of $2.51 as of December 31, 2020, it expects that over the 15-year period from the assumed date of such redemption or exchange the Combined Company would be required to pay Stagwell approximately $28 million.

Interests of MDC's Directors and Executive Officers in the Proposed Transactions, page 40

4.	To the extent the listed interests are quantifiable, please revise to quantify the total amounts that your directors and executive officers may receive in connection with the proposed transactions. For example, you state that the Business Combination will constitute a change in control for purposes of certain compensation and benefit plans of MDC, however, you do not indicate how this event will translate into interests of your directors and executive officers.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the requested information with respect to the Company’s directors and executive officers is set forth in the Registration Statement under the heading “Interests of MDC’s Directors and Executive Officers in the Proposed Transactions” and the Registration Statement has been revised on page 40 to direct investors to such information. Further, the Registration Statement has been revised to provide additional information with respect Stagwell Media LP’s directors and officers. Please see Amendment No. 1 filed herewith.

Our financial condition and results of operations for fiscal 2020 and in the future may be adversely affected..., page 70

5.	Please revise, to the extent possible, to quantify the negative impact COVID-19 has had on Stagwell's results of operations, statement of financial position and cash flows as discussed in this risk factor. Please include enough detail so that shareholders can appreciate the discussed risk

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 71 of Amendment No. 1 describing the negative impact COVID-19 has had on Stagwell's results of operations, statement of financial position and cash flows.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 83

6.	Refer to footnotes 5(h) and 5(j) - Please revise the notes to the pro forma combined financial information to explain the methods and assumptions used to determine the fair value of the deferred acquisition consideration associated with legacy acquisitions of MDC and the fair value of the redeemable noncontrolling interest.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 88 and 89 of Amendment No. 1 describing the Monte Carlo simulation method that was utilized to calculate the fair value of the deferred acquisition consideration.

7.	Refer to adjustment 5(i) - Please revise to disclose the significant assumptions used to determine the deferred tax liability associated with the Proposed Transaction.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 88 of Amendment No. 1, indicating that the deferred tax liability associated with the Proposed Transactions was determined by multiplying the temporary difference associated with New MDC’s investment in OpCo and other tax attributes retained by New MDC at the applicable combined statutory rates (including the state statutory rate net of U.S. federal benefit), taking into consideration the changes to the book carrying value of MDC’s applicable assets and liabilities as part of acquisition accounting and the related impact of the Stagwell OpCo Contribution.

8.	Refer to adjustment 5(k) - Please revise to disclose how you calculated or determined the fair value of the convertible preference shares and the fair value of the noncontrolling interest. In addition, please explain how you determined the $263,552 adjustment to decrease common shares and other paid in capital and to increase noncontrolling interest for Stagwell's noncontrolling interest of approximately 74% of OpCo's net assets.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 89 of Amendment No. 1, indicating (i) the fair value of the MDC Canada Preferred Shares was estimated at their respective liquidation preference values, which is equal to the stated initial investment value, increased by the annual accretion rate of 8% compounded quarterly through the valuation date and (ii) the adjustment of $272,293 was to recognize the noncontrolling interest of Stagwell equal to the amount representing its approximate 74% interest of OpCo’s net assets, after the allocation to the Combined Company of the cumulative accreted value of the Combined Company Series 4 and Series 6 Shares; the net assets of OpCo is equal to the historical carrying value of the net assets contributed by Stagwell and the fair value of the net assets of MDC.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 88

9.	Refer to footnote 6(a) - Please revise to disclose the method and assumptions used to determine the adjustment to reflect stock based compensation associated with the vesting of awards for Stagwell agency.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 90 of Amendment No. 1, indicating the adjustment for the twelve months ended December 31, 2020 is to reflect compensation expense associated with awards, for corporate and brand employees of Stagwell, tied to the closing of the Transaction. The adjustment assumes an MDC share price of $2.51 upon the exercise of the awards.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 88

10.	Refer to footnote 6(b) - Please revise to explain how you calculated or determined the amount of the pro forma adjustments to rent expense for the year ended December 31, 2019 and the nine months ended September 30, 2020 due to the remeasurement of MDC's leases.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 90 of Amendment No. 1 to address each comment.  The Company respectfully notes that with the inclusion of information for the year ended December 31, 2020, the information with respect to the nine months ended September 30, 2020 has been deleted.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 88

11.	Refer to footnote 6(d) - Please revise to disclose the significant assumptions (i.e., amount of debt, related interest rate) used to determine the pro forma adjustments for additional interest due on the MDC debt and the Stagwell term loan.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 90 of Amendment No. 1 to disclose the significant assumptions (i.e., amount of debt, related interest rate) used to determine the pro forma adjustments for additional interest due on the MDC debt and the Stagwell term loan. The Company respectfully notes that with the inclusion of information for the year ended December 31, 2020, the information with respect to the nine months ended September 30, 2020 has been deleted.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 88

12.	Refer to footnote 6(f) - As the pro forma adjustments for the nine months ended September 30, 2020 and the year ended December 31, 2019 do not appear to be based on the statutory tax rates disclosed in footnote 6(f), please explain in further detail how you calculated or determined the pro forma adjustments to tax expense for each period presented.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 90 of Amendment No. 1 indicating that the effective tax rate on the Company’s pro forma loss differs from the statutory rate primarily because the portion of the loss incurred by OpCo allocated to Stagwell’s non-controlling interest is not burdened by income tax because OpCo is taxed as a partnership and that the tax benefit of the portion of partnership loss incurred by OpCo and allocated to MDC is offset by tax expense on U.S. and foreign subsidiaries of OpCo which are burdened with tax.  The Company respectfully notes that with the inclusion of information for the year ended December 31, 2020, the information with respect to the nine months ended September 30, 2020 has been deleted.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 88

13.	Refer to footnote 6(g) - Please explain in further detail how you calculated or determined the pro forma adjustments for the noncontrolling interest of Stagwell for the nine months ended September 30, 2020 and the year ended December 31, 2019.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 90 of Amendment No. 1 indicating that Stagwell’s noncontrolling interest is calculated as approximately 74% of OpCo’s net income for the period less the annual accretion on the Company’s Series 4 and 6 Preferred Shares and the tax attributes associated with the earnings of OpCo retained by the Combined Company.  The Company respectfully notes that with the inclusion of information for the year ended December 31, 2020, the information with respect to the nine months ended September 30, 2020 has been deleted.

Market Strategy, page 90

14.	We note your disclosure that a majority of Stagwell’s 2019 and 2018 revenues were derived from digitally-based work. Please revise to quantify the percentage of revenue derived from digitally-based work for each fiscal year.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 92 of Amendment No. 1 indicating that 90%, 83% and 85% of Stagwell’s 2020, 2019 and 2018 revenues, respectively, were derived from digitally-based work.

15.	We note your disclosure that Stagwell’s revenues from “FAANG” (Facebook, Apple, Amazon, Netflix and Google) companies and Microsoft have grown significantly since 2017. Please revise to quantify the revenue contribution from the referenced companies over the referenced period so that shareholders can appreciate the revenue contribution of these companies.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 92 of Amendment No. 1, indicating that approximately $37 million, $17 million, and $9 million of Stagwell’s 2020, 2019, and 2018 revenues, respectively, were derived from “FAANG” and Microsoft.

Recent Developments, page 94

16.	We note your disclosure that the COVID-19 pandemic has negatively impacted Stagwell's results of operations, statement of financial position and cash flows due to its impact on certain of Stagwell's brands, particularly those that serve the travel and entertainment industries. To the extent possible, please revise to quantify the negative impacts and include enough information so that shareholders can understand the current and expected impact of COVID-19 on Stagwell's operations and financial condition. For guidance, please refer to CF Disclosure Guidance: Topics No. 9 and 9A.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 97 of Amendment No. 1, indicating that COVID-19 resulted in (i) a negative Adjusted EBITDA impact on Stagwell’s Digital Content segment in 2020 of $24 million relative to budget and (ii) a $9 million decline in revenue and a $3 million decline in Adjusted EBITDA for 2020 on Stagwell’s Research segment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Stagwell Subject Entities
Reportable Segments Results of Operations, page 100

17.	We note that you present the Non-GAAP measure "EBITDA" for each of Stagwell's operating segments in MD&A for each period presented in its consolidated statements of operations. Please revise to explain why you believe this Non-GAAP measure is meaningful to potential investors and disclose any additional purposes for which this measure is used by Stagwell's management. Also, please revise to reconcile this Non-GAAP measure for the segments to the most comparable GAAP measure, which appears to be net earnings. Refer to the requirements outlined in Item 10(e) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in the MD&A of Amendment No. 1 to remove “EBITDA” as a non-GAAP measure and any related discussion. As disclosed in Note 18 of the Notes to the Stagwell Consolidated Financial Statements included in the Registration statement filed on February 8, 2021, Stagwell utilizes “Adjusted EBITDA” to evaluate the financial performance of Stagwell and its reportable segments (and not net earnings). The Company has not revised the disclosure in Amendment No. 1 to include a reconciliation of “Adjusted EBITDA” to a comparable GAAP measure (at the individual reportable segment level) because “Adjusted EBITDA” (at the individual reportable segment level) is Stagwell’s measure of segment profitability disclosed in accordance with the requirements of ASC 280, Segment Reporting, and it does not represent a non-GAAP measure as noted in C&DI 104.01 and 104.02.

Proposals, page 138

18.	You discuss the intent of certain shareholders to vote in favor of the matters presented here, as well as agreements to vote for certain matters. Please revise to discuss the extent to which votes in favor of each of these proposals seems likely, so that readers can appreciate how assured each of these proposals may be.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 135 of Amendment No. 1, indicating that each of Stagwell, BSPI, and MDC’s directors and executive officers are expected to vote in favor of each of the Proposals.

Background of the Proposed Transactions, page 150

19.	We note your disclosure that on December 20, 2019, Mr. Penn advised the 2019 Special Committee that only one participant had expressed an interest in pursuing a transaction involving MDC and the 2019 Special Committee determined not to proceed to negotiations with such participant. If applicable, please revise to disclose if the expression of interest included any financial terms or valuation of MDC.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that no expression of interest included any financial terms or valuation of MDC.

20.	Elaborate upon the "relative value of the respective businesses of the Company and Stagwell," which Moelis presented on September 7, 2020. In this regard, aside from the assumed equity value of $1.424 billion for the Stagwell Subject Entities and the $4.25 per share for MDC Canada common shares presented in the Stagwell Proposal on June 25, 2020, this discussion does not address how these amounts may have evolved throughout the negotiations. Please revise accordingly.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 154 of Amendment No. 1, indicating that discussions surrounding the relative value of the respective businesses of the Company and Stagwell continued throughout the overall negotiation and were led by Mr. Simon, on the one hand, and Mr. Penn, on the other hand, in each instance, together with the parties’ respective financial advisors, and that MDC continued to update assumptions and inputs into its models throughout the process to reflect the ongoing results of the respective businesses.

21.	We note on September 13, 2020 and September 23, 2020 that DLA Piper distributed revised draft Term Sheets to Freshfields. To the extent those revised draft Term Sheets included updated pro forma ownership percentages, please revise the respective discussions to disclose those updated percentages.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 155 of Amendment No. 1, indicating that the pro forma ownership percentages were negotiated directly between Mr. Simon, on the one hand on behalf of the MDC Special Committee, and Mr. Penn, on the other hand on behalf of Stagwell.

22.	Explain how the parties arrived at the final consideration amount for Stagwell's interest, and the resulting 26% interest to be held by the holders of MDC Canada Common shares.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 160 and 161 of Amendment No. 1, indicating that the post-transaction common equity ownership percentages of the Combined Company were the result of several rounds of negotiations between Mr. Simon and Mark Penn, during which Stagwell raised its offer three times.

MDC's Reasons for the Proposed Transactions , page 164

23.	Tell us what consideration the MDC Special Committee gave to the various interests of the officers and directors in this transaction, including Mr. Penn, in recommending shareholder approval for the proposed transactions.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 165 of Amendment No. 1, indicating that the interests of Mr. Penn, whose interest in, and control of, Stagwell were the basis for, and led to, the creation of the MDC Special Committee.

Miscellaneous, page 179

24.	Please refer to the last paragraph and the summaries of the Financial Advisor Engagement Letter and Consent Solicitation Engagement Letter. Please revise to quantify the fees received or to be received pursuant to these engagement letters. Refer to Item 1015(b)(4) of Regulation M-A.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 180 of Amendment No. 1, indicating that (i) MDC has agreed to pay Moelis $12.0 million of fees in the aggregate for its services as financial advisor, $2.0 million of which was earned in connection with the delivery of its fairness opinion, and the remainder ($10.0 million) of which is contingent upon the completion of the Proposed Transactions and (ii) under the terms of the Consent Solicitation Engagement Letter, MDC has agreed to pay Moelis a fixed fee of $3.0 million in connection with acting as solicitation agent for the Consent Solicitation.

Certain Unaudited Prospective Financial Information, page 195

25.	You mention certain assumptions made by the parties in preparing the projections presented here. Please revise to disclose those assumptions.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 195 and 196 of Amendment No. 1 to indicate the assumptions used in preparing the projections:

Stagwell Ownership Interest and Stagwell Distribution, page 200

26.	To the extent possible, please revise to quantify the estimated amount of the Stagwell Distribution.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 200 of Amendment No. 1, indicating that the Stagwell Distribution is currently anticipated to be approximately $150 million.

2020 Non-Employee Director Awards, page 201

27.	Please revise to identify and detail if any awards will vest based upon the expected composition of the new Combined Company board.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 201 of Amendment No. 1, indicating that any outstanding and unvested MDC Incentive Awards held by an MDC non-employee director who will continue as a director of the Combined Company will not automatically vest as a result of the Business Combination and the resulting Combined Company Incentive Award they receive in connection with the Proposed Transactions will be subject to the same vesting terms and conditions as the MDC Incentive Award it replaced.

MDC Canada Series 4 Shares and Combined Company Series 8 Shares, page 207

28.	We note that following the closing BSPI is expected to be issued Combined Company Series 8 Shares with a reduced conversion price. Please revise the second paragraph to clarify the number of Combined Company Class A Common Shares that the Combined Company Series 8 Shares would be convertible into.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 207 of Amendment No. 1, indicating that the Combined Company Series 8 Shares would be convertible into 19,707,880 Combined Company Class A Shares (assuming a liquidation preference calculated as of December 31, 2020).

Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders, page 278

29.	Please revise to reflect that your discussion of U.S. and Canadian tax consequences in this section and the following section represents counsel’s opinion, as applicable, rather than merely a summary or description of material U.S. and Canadian tax consequences. Alternatively, please confirm that counsel, as applicable, will file long-form tax opinions.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that long-form tax opinions of U.S. and Canadian counsel are attached as Exhibits 5.1 and 5.2, respectively, to Amendment No. 1.

Stagwell Marketing Group LLC and Subsidiaries Consolidated Financial Statements Consolidated Statements of Changes in Equity, page F-6

30.	We note that the total capital contributions reflected in the statements of changes in equity for the years ended December 31, 2018 and December 31, 2019 as disclosed on page F-6 do not agree to the total of the cash and non-cash capital contributions reflected in the consolidated statements of cash flows on page F-7 or with the amounts disclosed in Note 19 on page F-44. Please reconcile and revise these disclosures.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that capital contributions reflected in Stagwell’s audited consolidated financial statements consist of (i) non-cash contributions, (ii) cash contributions and (iii) payments made by Stagwell Media directly to acquire non-controlling interests. Accordingly, the Company has revised the disclosure in Note 19 of Stagwell’s financial statements on page F-87 to note that non-cash investments include approximately $15.5 million and $1.5 million for the years ended December 31, 2019 and 2018, respectively, in each case related to acquisitions of additional equity interests from noncontrolling interest holders, which is presented gross on Stagwell’s audited statements of cash flows. Additionally, there is an immaterial variance of $567,000 related to non-cash contributions recorded in Stagwell’s consolidated statements of changes in equity that was not reported in the supplemental information in the consolidated statements of cash flows. The Company has provided a reconciliation of its disclosures below:

(in thousands)	2019	2018
Consolidated Statements of Changes in Equity
Capital contributions	59,724	45,128

Consolidated Statements of Cash Flows
Contributions	4,044	14,500
Non-cash contributions	71,240	32,061
Purchase of units from noncontrolling interest	(15,560)	(2,000)
Variance: Non-cash contributions for costs paid for by member	-	567
	59,724	45,128

Noncontrolling Interest and Redeemable Noncontrolling Interest, page F-36

31.	In the table reflecting your noncontrolling interest at December 31, 2019 you indicate that you held a 40% percentage interest in Targeted Victory at this date. However, in the second paragraph following the table, you indicate that as a result of acquiring an additional 9% of common units of Targeted Victory on December 2, 2019, the Company owns 60% of the issued and outstanding equity in Targeted Victory. Please reconcile and revise these disclosures.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-79 of Amendment No. 1 to (i) clarify that the applicable table presents the equity ownership percentage and corresponding value of the interests held by noncontrolling interest holders in each of Stagwell’s subsidiaries and (ii) reflect the equity percentage held by the noncontrolling interest holders in Targeted Victory subsequent to the acquisition by Stagwell of an additional 9% of common units in Targeted Victory.

We thank you for your attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 225-2522 or by email at kspoerri@cgsh.com.

Sincerely,

/s/ Kimberly R. Spoerri
Kimberly R. Spoerri

cc:	Blaise Rhodes, Securities and Exchange Commission
Linda Cvrkel, Securities and Exchange Commission
Mara Ransom, Securities and Exchange Commission
David Ross, MDC Partners Inc.
Mark Penn, Stagwell Media LP
Christopher Giordano, DLA Piper LLP